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SEC FILE NUMBER
8-66764

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SWBC Investment Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9311 San Pedro Avenue, Suite 600
(No. and Street)

San Antonio	Texas	78216-4459
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

D. Scott Rykert	(210) 376-3280	SRykert@SWBC.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

106 Jefferson Street	San Antonio	TX	78205
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. Scott Rykert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SWBC Investment Services, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHARLOTTE SANDERS
Notary Public, State of Texas
Comm. Expires 04-06-2026
Notary ID 129707021

Signature: [signature]

Title:
Chief Executive Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Statement of Financial Condition

SWBC Investment Services, LLC
December 31, 2023
With Report of Independent
Registered Public Accounting Firm

CONFIDENTIAL

SWBC Investment Services, LLC

Statement of Financial Condition

December 31, 2023

Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of SWBC Investment Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of SWBC Investment Services, LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2024

We have served as the Company's auditor since 2020.

PricewaterhouseCoopers LLP, 106 Jefferson, San Antonio, Texas 78205
T: 210-332-6540, www.pwc.com/us

SWBC Investment Services, LLC

Statement of Financial Condition

December 31, 2023

Assets		
Cash and cash equivalents	$	**687,725**
Funds deposited with clearing firm		**500,000**
Securities owned, at fair value		**80,599,496**
Commissions receivable		**126,058**
Trading income receivable		**898,011**
Receivable from SWBC Investment Company		**605,422**
Non-qualified deferred compensation		**685,155**
Property and equipment, net		**2,998**
Other assets		**482,445**
Total assets	$	**84,587,310**
Liabilities and Member's equity		
Liabilities		
Securities sold, not yet purchased	$	**8,534,126**
Payable to clearing firm		**54,449,740**
Accounts payable and accrued expenses		**603,746**
Accrued compensation expenses		**4,564,095**
Commissions and administrative fees payable		**3,773,059**
Payable to SWBC Investment Company		**206,283**
Payable to SWBC, net		**997,243**
Total liabilities		**73,128,292**
Member's equity		**11,459,018**
Total liabilities and Member's equity	$	**84,587,310**

The accompanying notes form an integral part of the Statement of Financial Condition

SWBC Investment Services, LLC

Notes to Statement of Financial Condition

December 31, 2023

1. Reporting Entity and Nature of Operations

SWBC Investment Services, LLC (the Company) is a single member limited liability company organized in the state of Texas. The Company's single member is Southwest Business Corporation (SWBC or the Member). The Company operates as a fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934. The Company's primary business is executing general securities transactions on behalf of clients; for general securities transactions not forwarded to a clearing broker-dealer, the Company forwards the transaction directly to the appropriate company or sponsor. The Company also engages in proprietary trading of fixed income securities, primarily U.S. municipal bonds and brokered certificates of deposit from U.S. financial institutions, municipal bond underwriting, corporate bond underwriting and private placements of securities for corporations and municipalities.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is subject to regulation under the United States Securities and Exchange Commission (SEC) and FINRA. The Company claims exemption from SEC Rule 15c3-3 under section k(2)(ii). Also, the Company has no reserve deposit obligations under SEA Rule 15c3-3(e) as it relates to its other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as those other business activities are limited to proprietary trading, underwriting, and private placements of securities and effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit membership corporation designed to protect, up to specified amounts, customers' cash and securities.

The Company operated under a clearing agreement with National Financial Services, LLC (National Financial) from January to October, 2023, and then transitioned to Pershing, LLC (Pershing), from October to December 2023, whereby each clearing house (Company clearing house) maintained the Company's customer accounts on a fully disclosed basis. The Company does not hold customer cash or securities in connection with these customer transactions.

2. Summary of Significant Accounting Policies

Use of estimates in Statement of Financial Condition presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

2. Summary of Significant Accounting Policies (continued)

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of interest-bearing and non-interest-bearing deposit accounts with financial institutions, with original maturities of three months or less, that are not held for sale in the ordinary course of business.

Funds deposited with clearing firm

The Company maintains funds at the Company clearing house as collateral for the Company's obligation to deliver securities sold, not yet purchased at the contracted prices. As of December 31, 2023, that obligation is included in the Statement of Financial Condition as securities sold, not yet purchased, and totaled $8,534,126.

Under the terms of the clearing agreement between the Company and the Company clearing house, the Company is required to maintain an escrow deposit should the Company clearing house suffer a loss due to failure of a customer of the Company. As of December 31, 2023, the deposit totaled $500,000 and is reflected in Funds deposited with clearing firm in the Statement of Financial Condition.

Securities owned

Securities owned are valued at estimated fair value. The resulting differences between cost and fair value are included in Trading income, net in the accompanying Statement of Operations. The Company intends to hold these securities for a short period of time, typically less than 30 days. See Note 5 – Fair Value.

Commissions receivable

Commissions receivable is primarily comprised of revenue related to brokerage commissions and sales concessions due to the Company from various third parties.

Trading income receivable

Trading income receivable consists of trading gains and the interest earned from trade transactions that have not been received from the Company clearing house. The related income is reflected in Trading income, net in the Statement of Operations.

2. Summary of Significant Accounting Policies (continued)

Allowance for credit losses

The Company continually monitors collections and payments from its clients and maintains an allowance for credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data, as applicable. Careful analysis of the financial condition of our counterparties is also performed. If determined uncollectible, aged balances are written off as credit loss expenses, which would be included in General and administrative expenses on the Statements of Operations. Based on the Company's assessment as of December 31, 2023, and for the year then ended, the allowance and related provision for credit losses were not material. Related to Trading income receivable, management tracks credit quality trends related to past due levels, which is current as of December 31, 2023.

Related parties

SWBC provides certain services to the Company and the Company provides certain services to an affiliated SWBC subsidiary in accordance with the cost sharing agreement. Services provided for the Company and by the Company include, but are not limited to, IT operations, payroll processing, facilities, financial operations, and payable disbursement processing. Related party receivables and payables are presented on a net basis with SWBC, and a gross basis with SWBC Investment Company, as per the applicable related party agreements. Related party receivable and payable balances are presented on the Statement of Financial Condition. See Note 7 - Related-Party Transactions.

Property and equipment, net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset. Repairs and maintenance expenses are charged against earnings as incurred and expenditures for renewals and betterments are capitalized.

The Company reviews the carrying value of property and equipment for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of the asset.

2. Summary of Significant Accounting Policies (continued)

The factors considered by management in performing this assessment include current operating results, trends and prospects, the effects of obsolescence and other economic factors. Based on this assessment, there was no impairment for the year ended December 31, 2023.

Securities sold, not yet purchased

Securities sold, not yet purchased represents the Company's obligation to deliver the specified security at the contracted price, and thereby creates a liability to purchase the security in the market at prevailing rates. The resulting differences between cost and fair value are included in Trading income, net in the accompanying Statement of Operations. The Company intends to hold these securities for a short period of time, typically less than 30 days.

Payable to clearing firm

The Company has an agreement with Company clearing house that allows the Company to trade securities on margin using the securities as collateral. The National Financial margin account bore interest at the prevailing Targeted Fed Funds rate plus 90 basis points, from January to October 2023, while the Pershing margin account bears interest at the Pershing Base Lending rate (PBLR), from October to December 2023. The PBLR varies with each currency, with reference to commercially recognized interest rates, industry conditions, related to the extension of credit, and the general credit market conditions. At December 31, 2023, the margin payable totaled $54,449,740, which is reflected in Payable to clearing firm in the Statement of Financial Condition.

Accrued compensation expenses

Certain employees of the Company participate in the Executive Nonqualified Excess Plan of Southwest Business Corporation (NQDC Plan) which provides the opportunity for eligible employees to defer compensation, in excess of qualified retirement plan limits, on a pre-tax basis and accumulate tax-deferred earnings. The NQDC Plan stipulates eligible compensation and deferral limits and qualifying distribution events, as well as special death benefits. The Company NQDC Plan asset valued $685,155, as of December 31, 2023, which is presented in the Statement of Financial Condition. The liability for the NQDC Plan, which is included in Accrued compensation expenses, was $4,343,463 at December 31, 2023.

2. Summary of Significant Accounting Policies (continued)

Commissions and administrative fees payable

Commissions and administrative fees payable represent brokerage commissions and sales concessions due to Company employees and third-party financial institutions under revenue sharing agreements.

Federal and state income taxes

There is no federal income tax provision included in these financial statements, as the Company is a single member limited liability company. As such, the Company is a disregarded entity for federal tax purposes as SWBC is responsible for reporting all federal taxes due on the net income of the Company. A state provision is only recognized for those states that do not recognize the federal treatment of single member limited liability companies. At December 31, 2023, the Company has a state tax payable of $20,400 reflected in Accounts payable and accrued expenses on the accompanying Statement of Financial Condition.

3. Fair Value

All securities and private equity investments held by the Company are recorded at fair value. The Company utilizes a recognized independent pricing service as the primary pricing source for all of the Company's Securities owned and Securities sold, not yet purchased transactions. The Company does not adjust securities prices based on pricing received from third parties. Private equity investments held by the Company utilize unobservable inputs and valuation methodologies that reflect management assumptions that third party market participants would utilize for valuation purposes.

The fair value of all the Company's other financial assets and financial liabilities approximates the carrying amounts of such instruments due to their short maturities.

The requirements of fair value measurements and disclosures apply to all financial instruments and all nonfinancial assets and nonfinancial liabilities that are being measured and reported on a fair value basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

3. Fair Value (continued)

Fair value measurements and disclosures also establish a fair value hierarchy that prioritizes the inputs used in valuation methodologies into the following three levels:

- Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 Inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 Inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

<u>Securities Owned and Securities Sold, Not Yet Purchased</u>

Securities classified as Level 1 securities consist of financial instruments whose values are based on quoted market prices in active markets such as marketable equity securities and U.S. government obligations in U.S. treasury securities.

Securities classified as Level 2 securities primarily consist of U.S. municipal debt securities, corporate debt securities and money market instruments whose values are based on evaluated prices. Evaluated prices are market-based measurements that are processed through a rules-based pricing application and represent a good faith determination as to what the holder may receive in an orderly transaction under current market conditions. Market-based measurements may be derived from various sources, including, but not limited to, benchmark yields, reported trades, dealer estimates, issuer spreads, benchmark securities, bids, offers and other market-related data. Because many securities do not trade on a daily basis, the pricing application uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing to determine evaluated pricing for individual securities.

3. Fair Value (continued)

Private Equity Investment

The investment classified as Level 3 consists of a private equity investment in a third party limited liability company that represents a minority interest in the entity. The current year valuation of this investment is based upon the independent valuation derived during a 2023 capital financing round. Our investment in the entity is recorded at fair value in Other assets on the Statement of Financial Condition. The current year change in the fair value of this investment is recognized in Interest and other income (loss) on the accompanying Statement of Operations. In addition to the valuation methodology described above, the Company's valuation approach in future periods may consist of valuations derived from the underlying entity's financial performance along with industry specific exit multiples that management believes market participants would use in their determination of value, if applicable.

The following table summarizes the Company's fair value hierarchy:

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
U.S. treasury securities	$ 14,460	$ -	$ -	$ 14,460
U.S. municipal debt securities	-	73,441,084	-	73,441,084
Money market instruments	-	6,184,937	-	6,184,937
Corporate obligations	-	930,230	-	930,230
Asset backed securities	-	28,785	-	28,785
Private equity	-	-	321,392	321,392
	$ 14,460	$ 80,585,036	$ 321,392	$ 80,920,888
Liabilities				
Securities sold, not yet purchased				
U.S. treasury securities	$ 8,081,754	$ -	$ -	$ 8,081,754
U.S. municipal debt securities	-	109,890	-	109,890
Money market instruments	-	119,596	-	119,596
Corporate obligations	-	222,886	-	222,886
	$ 8,081,754	$ 452,372	$ -	$ 8,534,126

4. Property and Equipment

Property and equipment consists of the following:

	Useful Life	December 31, 2023
Furniture, fixtures and equipment	3-10 years	$ 277,164
Software	3-6 years	46,725
Leasehold improvements	3-7 years	136,450
		460,339
Less accumulated depreciation and amortization		(457,341)
		$ 2,998

5. Related-Party Transactions

The Company maintains a cost sharing agreement with SWBC and SWBC Investment Company which covers such services as IT operations, employee payroll and benefit processing, facilities, financial operations, and other allocated services, which are based on actual usage. The Company utilizes intercompany payable and receivable accounts within the SWBC and SWBC Investment Company financial structure to reflect the activity.

While the Company has a master netting agreement with SWBC, it does not have such master netting agreement with affiliated entities. As amounts due to and from SWBC are a determinable amount and the right of offset is enforceable by law, receivables from and payables to SWBC are offset and the net payable or receivable balance with SWBC is reported on the statement of financial condition and is presented as Payable to SWBC, net. As other affiliated entities do not have a master netting agreement with the Company, amounts due to and from affiliated entities are presented gross on the statement of financial condition.

The Company maintains a $10,000,000 Revolving Credit Facility Agreement (the Agreement) with SWBC to fund the trading and holding of inventory in certain securities. Interest is payable at *Wall Street Journal* prime plus 1%. The Agreement expires in October 2024 and automatically renews annually under the same terms. During 2023, the Company had no borrowings outstanding under the Agreement.

6. Commitments, Contingencies and Credit Risks

The Company is party to claims and legal proceedings arising in the ordinary course of business. The Company believes it is unlikely the final outcome of claims or any proceedings to which the Company is a party would have a material adverse effect on its financial statements.

6. Commitments, Contingencies and Credit Risks (continued)

The Company's customer accounts are carried by the Company clearing house. All execution and clearing services are also performed by the Company clearing house. The agreement between the Company and the Company clearing house stipulates that all losses resulting from the Company's inability to fulfill its contractual obligations are the responsibility of the Company. The Company's maximum exposure under this arrangement is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss related to these general indemnifications to be remote.

The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. The Company has not experienced any losses in such accounts.

Through its participation in underwriting corporate and municipal securities, the Company could expose itself to material risk that securities the Company has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. At December 31, 2023, the Company had no liabilities due under outstanding underwriting arrangements.

7. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company's minimum net capital requirement is the greater of $100,000 or 1/15 of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $5,388,874, which was $4,712,579 in excess of its required net capital of $676,295. The Company's percentage of aggregate indebtedness to net capital was 188.25% at December 31, 2023.

8. Subsequent Events

The Company has evaluated subsequent events through February 27, 2024, the date the Statement of Financial Condition was available to be issued. The Company is not aware of any events occurring subsequent to December 31, 2023 that would have a material effect on its financial condition.